Exhibit 12.1
SPIRIT REALTY CAPITAL, INC.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Twelve Months Ended December 31,
	2016	2015	2014		2013		2012
Pre-tax Income (loss) from continuing operations	46,046	24,704	(50,186)		(32,059)		(72,011)
Add: Fixed charges	196,586	222,901	220,070		179,267		156,220
Pre-tax earnings (loss) from continuing operations before fixed charges	242,632	247,605	169,884		147,208		84,209
Fixed charges:
Interest expense	181,299	212,642	215,020		161,426		142,655
Amortization of deferred financing costs	9,070	7,937	5,899		13,188		2,819
Amortization of discount/premium relating to indebtedness	6,217	2,322	(849)		4,653		10,746
Fixed charges	196,586	222,901	220,070		179,267		156,220
Ratio of earnings (loss) from continuing operations to fixed charges	1.23	1.11	—	(1)	—	(1)	—	(1)
Fixed charges in excess of earnings from continuing operations	—	—	50,186		32,059		72,011
(1) The ratio of earnings to fixed charges was less than 1.00 as a result of losses from continuing operations for the period presented.